890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, New York 10580

November 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Alexandra Barone, Staff Attorney

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Senior Staff Accountant

Mr. Larry Spirgel, Office Chief

Re:	890 5th Avenue Partners, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed October 29, 2021

File No. 333-258343

Ladies and Gentlemen:

Set forth below are the responses of 890 5th Avenue Partners, Inc. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 4, 2021, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4, File No. 333-258343 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment No. 4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 4, unless otherwise specified.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 136

1.	We note your revised presentation reflects stock-based compensation expense for the “Liquidity Condition 1 RSUs” that will not vest as a result of the Two-Step Merger but for which management intends to ask the board of directors to waive the liquidity condition. Please address the following:

•	Tell us the basis for including a pro forma adjustment for these awards in the Transaction Accounting adjustments related to the merger. In this regard, to the extent you determine it is probable these awards will vest such that a pro forma adjustment may be necessary, this event would be a separate transaction from the merger and should be reflected as such in the pro forma financials. Refer to Article 11-01(a)(8). Alternatively, if vesting is not probable, revise to include a discussion of the additional compensation expense related to these awards in the pro forma footnotes only.

•	Clarify whether the $22.0 million of compensation expense related to the 1 RSUs has been adjusted for the intended modification of these awards and if so, tell us what impact such modification had on the related compensation expense. In this regard, it appears that the current pro forma adjustment related to the 8.1 million awards increased only slightly from $21.4 million as previously disclosed. Refer to ASC 718-20-35-2A.

RESPONSE:

We respectfully acknowledge the Staff’s comment, and have revised our disclosures. BuzzFeed management intends to ask the Board of Directors to waive the liquidity condition associated with the 8,103,000 Liquidity Condition 1 RSUs effective upon the closing of the Business Combination. BuzzFeed management believes it is probable that the Board of Directors will approve the waiver. As such, we have included an additional transaction adjustment column, “RSU Modification Adjustments,” reflecting BuzzFeed’s current estimate of the incremental stock-based compensation expense associated with the vested Liquidity Condition 1 RSU’s that could be recognized upon the Board's approval of the waiver and closing of the Business Combination.

If approved by the Board of Directors, we expect the waiver of the liquidity condition for the Liquidity Condition 1 RSUs would represent a modification of the RSUs pursuant to ASC 718, and accordingly, the fair value of the modified awards on the date of the modification would be recognized as stock-based compensation expense over the requisite service period, with a cumulative catch-up adjustment for service rendered to date. The incremental stock-based compensation expense reflected in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations is based on the number of restricted stock units outstanding and the requisite service completed as of June 30, 2021, at an estimated fair value of $3.05 per RSU, and assuming no forfeitures prior to the waiver. The incremental stock-based compensation expense that would be recorded upon the occurrence of the waiver will depend on the timing of the waiver and actual forfeitures.

The estimated fair value of the Liquidity Condition 1 RSUs outstanding at June 30, 2021, after giving effect to the modification, is $24.7 million, as compared to the $21.4 million previously disclosed in note (EE). The $22.0 million of incremental stock-based compensation expense recognized in the unaudited pro forma condensed combined statements of operations represents the fair value of the Liquidity Condition 1 RSUs after giving effect to the modification, as adjusted for service rendered through June 30, 2021.

2.	Please revise to reflect pro forma adjustment (EE) related to the 9,164,000 RSUs that will vest upon completion of the Merger in the December 31, 2020 pro forma income statement to assume such adjustments were made as of the beginning of the fiscal year presented. Refer to Article 11-02(a)(6)(ii) of Regulation S-X.

RESPONSE:

We respectfully acknowledge the Staff’s comment, and have updated the pro forma adjustment (EE) disclosures accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed

Executive Overview, page 175

3.	In response to prior comment 1 you explain that the nature of views may differ substantially between platforms, which would appear to imply that the nature of the Time Spent may differ among platforms. Please revise to provide a breakdown of the amount or percentage of Time Spent on your owned and operated sites versus other third-party platforms. In this regard, such information would provide context to your discussion of the percentage change in impressions on your owned and operated sites, which you currently attribute to the change in an aggregated measure of Time Spent, as well as to your risk factor disclosure indicating a majority of your traffic engages with content through third-party platforms and if such platform providers deny access to your content your operations could be negatively impacted.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 194 to include a breakdown of the percentage of Time Spent on owned and operated platforms versus other third-party platforms.

Results of Operations, page 176

4.	You attribute the increase in revenue, in part, to the increase in the number of direct sold and programmatic impressions on your owned and operated properties. Please tell us what impact impressions from other third-party platforms had on revenue and to the extent material, revise to include a quantified discussion of such impact. If you continue to refer to only the increase in impressions on your owned and operated properties, revise to disclose the percentage change in Time Spent on your owned and operated properties for a balanced comparison.

RESPONSE:

We respectfully acknowledge the Staff’s comment and note that, while the impact of the changes in the number of impressions from Facebook and YouTube represented less than 5% of BuzzFeed’s advertising revenue for each period presented, we have revised the disclosures within the results of operations discussion to include disclosure of the percentage change in impressions on Facebook and YouTube.

Business of New BuzzFeed

Our Brands, page 181

5.	You disclose that you have 24 million Gen Z and Millennial unique visitors across your owned and operated properties, Apple News, and YouTube, each month. Please revise to disclose what period that number relates to and include such measure for each period presented.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 182 to include the above mentioned measure for each period presented.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jason R. Sanderson at (415) 858-1332 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

890 5TH AVENUE PARTNERS, INC.

By:	/s/ Adam Rothstein
Name: Adam Rothstein
Title: Executive Chairman

Enclosures

cc:	Dawn Belt (Fenwick & West LLP)

Daniel Harris (BraunHagey & Borden LLP)

Jason Sanderson (BraunHagey & Borden LLP)

Alice Hsu (Orrick, Herrington & Sutcliffe LLP)

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